UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                          Commission File Number    0-23148

                          AES China Generating Co. Ltd.
             (Exact name of registrant as specified in its charter)

           3/F(W), Golden Bridge Plaza, No. 1(A) Jianguomenwai Avenue
           Beijing 100020 People's Republic of China (8610) 6508-9619
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             10-1/8% Notes due 2006
            (Title of each class of securities covered by this Form)

                                      None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)   |X|                  Rule 12h-3(b)(1)(ii)   |_|
      Rule 12g-4(a)(1)(ii)  |_|                  Rule 12h-3(b)(2)(i)    |_|
      Rule 12g-4(a)(2)(i)   |_|                  Rule 12h-3(b)(2)(ii)   |_|
      Rule 12g-4(a)(2)(ii)  |_|                  Rule 15d-6             |_|
      Rule 12h-3(b)(1)(i)   |X|


     Approximate number of holders of record as of the certification or
notice date:      23

     Pursuant to the requirements of the Securities Exchange Act of 1934 AES China Generating Co. Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: December 11, 1997                    BY:/s/Jeffery A. Safford
                                               Jeffery A. Safford
                                               Vice President, Chief
                                               Financial Officer and Secretary